VIDEO NOTEBOOK

MENLO PARK, CALIFORNIA

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2022 AND DECEMBER 31, 2021

Hiep Pham, CPA Inc.

TABLE OF CONTENTS

Hiep Pham, CPA Inc.
41041 Trimboli Way #1926, Fremont, CA 94538 | Phone: (510) 789-7736 | www.hiepphamcpa.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
Video Notebook
Menlo Park, California

I have reviewed the accompanying statements of Video Notebook (a C Corporation) which comprise the balance sheets as of December 31, 2022 and December 31, 2021, and the related income statements, statements of changes in shareholders' equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Video Notebook' management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility
My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

I am required to be independent of Video Notebook and to meet my other ethical responsibilities, in accordance with the relevant ethical requirements related to my review.

Accountant's Conclusion
Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Hiep Pham, CPA Inc.

Fremont, California
August 15, 2023

VIDEO NOTEBOOK
BALANCE SHEETS
December 31, 2022 and December 31, 2021

	2022	2021
ASSETS		
Fixed assets, net of accumulated depreciation	$ -	$ -
Total assets	$ -	$ -
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Loan from shareholder	$ 962,805	$ 478,336
Interest payable	10,088	-
Total liabilities	972,893	478,336
Shareholders' equity:		
Common stock, $0.00001 par value; 10,000,000 shares authorized;		
7,500,000 shares issued and outstanding	75	75
Retained earnings	(972,968)	(478,411)
Total shareholders' equity	(972,893)	(478,336)
Total liabilities and shareholders' equity	$ -	$ -

The accompanying notes are an integral part of these financial statements.

VIDEO NOTEBOOK

INCOME STATEMENTS

For the Years Ended December 31, 2022 and December 31, 2021

	2022	2021
Revenues	$ 10,230	$ -
Expenses:		
Accounting and legal	6,615	3,360
Advertising	41,017	3,310
Books and subscriptions	114	117
Cloud services	30,732	7,828
Conferences	2,498	2,985
Contractors	402,049	445,138
Education	111	1,147
Meals and entertainment	51	118
Internet	1,174	1,584
Office expense	5,937	5,824
Hardware and software	2,386	2,108
Travel	1,215	1,077
Depreciation	-	3,815
Interest expense	10,088	-
Total expenses	503,987	478,411
Net loss before taxes	(493,757)	(478,411)
Less state income taxes	(800)	-
Net loss	$ (494,557)	$ (478,411)
Basic earnings per share of common stock:		
Net loss	$ (0.07)	$ (0.06)

The accompanying notes are an integral part of these financial statements.

VIDEO NOTEBOOK
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2022 and December 31, 2021

	Common Stock	Retained Earnings	Total
Beginning balance, December 31, 2020	$ 75	$ -	$ 75
Net loss	-	(478,411)	(478,411)
Ending balance, December 31, 2021	$ 75	$ (478,411)	$ (478,336)

	Common Stock	Retained Earnings	Total
Beginning balance, December 31, 2021	$ 75	$ (478,411)	$ (478,336)
Net loss	-	(494,557)	(494,557)
Ending balance, December 31, 2022	$ 75	$ (972,968)	$ (972,893)

The accompanying notes are an integral part of these financial statements.

VIDEO NOTEBOOK

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2022 and December 31, 2021

	2022	2021
Cash flows from operating activities:		
Net loss	$ (494,557)	$ (478,411)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	-	3,815
Changes in certain assets and liabilities:		
Interest payable	10,088	-
Net cash provided (used) by operating activities	(484,469)	(474,596)
Cash flows from investing activities:		
Purchase of fixed assets	-	(3,815)
Net cash provided (used) by investing activities	-	(3,815)
Cash flows from financing activities:		
Issuance of common stock	-	75
Proceeds from loan from shareholder	484,469	478,336
Net cash provided (used) by financing activities	484,469	478,411
Net increase (decrease) in cash	-	-
Cash and cash equivalents, beginning of period	-	-
Cash and cash equivalents, end of period	$ -	$ -
Supplemental disclosures of cash flow information:		
Income taxes paid	$ 800	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 -   GENERAL

Video Notebook (the Company) is a Delaware C corporation incorporated in January 2021. The Company provides a suite of software applications to enable people to take notes on online videos and meetings.

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.   Basis of Accounting

The financial statements and records of the Company are prepared on the accrual basis of accounting and, therefore, include all support and revenues when earned and all expenses when incurred, regardless of whether the support and revenues or expenses were received or paid as of the end of the period.

B.   Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, cash and cash equivalents include cash on deposit with financial institutions with a maturity of three months or less. As of December 31, 2022 and December 31, 2021, the Company held no cash and cash equivalents.

C.   Fixed Assets

Purchased property and equipment are stated at cost. Depreciation for computers and equipment is computed using the double declining balance method over the estimated useful lives of the assets of seven years. Depreciation for vehicles is computed using the double declining balance method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to expense as incurred. Any impaired assets will be written down to their actual value.

D.   Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues.

E.   Advertising Expenses

The Company expenses advertising costs as they are incurred.

F.   Use of Estimates

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

NOTE 2 - <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (concluded)

G. <u>Risks and Uncertainties</u>

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

H. <u>Commitments and Contingencies</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

I. <u>Subsequent Events</u>

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through August 15, 2023, the date the financial statements were available to be issued.

NOTE 3 - <u>INCOME TAXES</u>

The Company accounts for income taxes under FASB ASC 740, *Accounting for Income Taxes.* The Company, with the consent of its shareholders, has elected, under the Internal Revenue Code, to be treated as a C Corporation. In lieu of federal income taxes, the shareholders of a C Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for federal income taxes has been included in these financial statements. State law (States of California and Delaware) generally conforms to federal law. Deferred income taxes have not been recognized in these financial statements, as the amount of deferred taxes is not considered material.

The Company adopted the recognition requirements for uncertain income tax positions as required by generally accepted accounting principles, with no cumulative effect adjustment required. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more-likely-than-not be sustained upon examination by taxing authorities. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves, or related accruals for interest and penalties for uncertain income tax positions at December 31, 2022 and December 31, 2021. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 4 -   <u>FIXED ASSETS</u>

Fixed assets as of December 31 are as follows:

	2022	2021
Equipment	$ 3,815	$ 3,815
Less accumulated depreciation	(3,815)	(3,815)
Fixed assets, net	$ -	$ -

Depreciation expense was $0 and $3,815 for the years ended December 31, 2022 and December 31, 2021, respectively.

NOTE 5 -   <u>LOAN FROM SHAREHOLDER - RELATED PARTY</u>

The Company has a loan from its only shareholder. During the year ended December 31, 2021, the Company received $478,336. During the year ended December 31, 2022, the company received another $484,469 for a grand total of $962,805. Interest is accrued annually at the IRS blended rate of 1.4%. At December 31, 2022 and December 31, 2021, interest payable was $10,088 and $0, respectively.

There are no minimum monthly payments and no maturity date. The Company intends to pay back the shareholder when the Company starts receiving cash inflows.

NOTE 6 -   <u>EQUITY - COMMON STOCK</u>

Under the certificate of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is ten million (10,000,000), consisting of six million (6,000,000) shares of Common Stock outstanding and one million and five hundred thousand (1,500,000) shares of Common Stock option plan, $0.00001 par value per share. As of December 31, 2022 and December 31, 2021, 7,500,000 shares have been issued and are outstanding.